April 11, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549
Re: Braemar Hotels & Resorts Inc.
PREC14A filed April 2, 2024
File No. 001-35972
Ladies and Gentlemen:
On behalf of Braemar Hotels & Resorts Inc., a Maryland corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2024 with respect to the Company’s Preliminary Proxy Statement filed on April 2, 2024 in respect of the Company’s 2024 Annual Meeting of Stockholders (the “Preliminary Proxy Statement”). This letter is being submitted together with Amendment No. 1 to the Preliminary Proxy Statement filed on April 11, 2024 (“Amendment No. 1”). Amendment No. 1 includes revisions by the Company to address the Staff’s comments.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Securities and Exchange Commission
April 11, 2024

General
1.Refer to page B-3. The last four footnotes defining the transaction codes are cut off. Please revise.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page B-3 to correct the formatting issue causing the last four footnotes defining the transaction codes to be cut off.

Background of the Solicitation, page 7
2.We note your statement on page 8 that the Board considered “Blackwells’ and Mr. Aintabi’s character and past dealings, including [their] lack of candor, reputation in the business community, and personal history.” Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation without adequate factual foundation. Provide us supplementally, or disclose, the factual foundation for your characterization of Blackwells’ and Mr. Aintabi’s character and past dealings. Refer to Note (b) to Rule 14a-9.
Response: The Company respectfully acknowledges the Staff’s comment, however, we respectfully disagree with the Staff’s characterization of our statement on page 8 of the Preliminary Proxy Statement as being without adequate factual foundation. To the contrary, we believe there is ample factual foundation demonstrating Blackwells’ and Mr. Aintabi’s lack of candor, reputation in the business community and personal history, including the following (all of which have been publicly disclosed in our present litigation with Blackwells):
    (i) Blackwells has demonstrated a lack of candor over the course of its interactions with the Company since October 2023, including its refusal to provide requested information concerning the viability of its bid to buy the Company, and its implausible present assertion that it has “withdrawn” any interest in a transaction with the Company;
    (ii) Blackwells’ and Mr. Aintabi’s erratic and inconsistent behavior as directed toward Braemar Hotels & Resorts Inc., including demand letters, litigation threats, and changing law firms, followed by a bid for the Company, the launch of a proxy contest, and the purported withdrawal of its bid;
    (iii) Blackwells’ and Mr. Aintabi’s negative reputation in the business community, including (a) a January 2024 report by research and advisory service “13D Monitor” describing Blackwells’ approach to The Walt Disney Company “enter Goofy - in the form of Blackwells Capital with a $5 million position, who has been making a mockery of shareholder activism with every move they make at Disney” and (b) a March 21, 2024 report by Institutional Shareholder Services (ISS) describing Blackwells’ “inconsistencies” which “make it hard to ascertain Blackwells’ precise intention with [the Disney] campaign”;
    (iv) Mr. Aintabi’s checkered personal history and record of filing petty lawsuits, including (a) a 2009 lawsuit against a hotel management company employee whom Mr. Aintabi accused of defamation based on the statement that plaintiffs “don’t close,” which was subsequently dismissed by the court (Aintabi v. Horn, Index No. 108363/2009 (N.Y. Sup.)) and (b) a 2014 lawsuit against another hotel management company employee whom Mr. Aintabi accused of defamation for reporting misbehavior, including what appeared to be Mr. Aintabi taking a shot of alcohol from a woman’s cleavage, to high-level employees, which was discontinued with prejudice (Jesta Hospitality CT LLC v. Chesapeake Hospitality II LLC, Index No. 156200/2014 (N.Y. Sup.)); and
    (v) a 2013 settlement agreement between Jesta Digital, LLC (owned by Mr. Aintabi’s father, who installed Mr. Aintabi as the company’s CEO) and the Federal Trade Commission in which Jesta Digital paid a $1.2 million fine on top of refunds to customers and agreed to a stipulated permanent injunction arising out of a series of deceptive practices undertaken by Jesta Digital, including running phone virus-scan ads on mobile devices and misusing a novel billing technique to place charges on users’ mobile phone bills without the need to obtain payment information directly from the consumers (Federal Trade Commission v. Jesta Digital, 1:13-cv-01272 (D.D.C.)).
We believe that such factors are important considerations for stockholders who have already received and may in the future continue to receive solicitation materials from Blackwells.

Securities and Exchange Commission
April 11, 2024

We also bring to the Staff’s attention that Blackwells, in its Definitive Proxy Statement on Schedule 14A filed with the Commission on April 3, 2024 (the “Blackwells Proxy Statement”), made numerous unfounded accusations concerning the Company, our Board of Directors and the Chairman of our Board Mr. Monty J. Bennett, including the following:
    (i) “Unfortunately, the Board has again taken what we believe to be a baseless and unfounded position in what appears to be an effort to entrench itself and reject legitimate stockholder feedback.” (Blackwells Proxy Statement, introductory letter);
    (ii) “While the Board’s current makeup includes valuable skills and institutional knowledge, the current directors have acquiesced to poor governance practices and have permitted the Corporation’s management to entrench themselves at the expense of stockholder value.” (Blackwells Proxy Statement, page 7);
    (iii) “Mr. Bennett controls both the Corporation and Ashford Inc. on the one hand, and is the co-founder and publisher of The Dallas Express on the other. We believe this causes The Dallas Express to essentially function as an undisclosed public relations arm of the Corporation. This has allowed Mr. Bennett and The Dallas Express to disseminate false and misleading information to the Corporation’s investors, at the detriment of the Corporation’s stockholders.” (Blackwells Proxy Statement, page 8; see also page 14); and
    (iv) “[Section 11(a)(3)(D) of the Company’s Bylaws] was adopted by an entrenched Board without a stockholder vote as an illegitimate effort to unduly restrict stockholders’ rights. We believe that this and certain other provisions in the Corporation’s Bylaws and Charter that are intended to have an anti-takeover effect demonstrate an unwillingness on the part of the Board and management to consider all options to create value for stockholders.” (Blackwells Proxy Statement, page 8).

Certain Relationships and Related Party Transactions, page 44
3.The term “Enhanced Return Funding Program Agreement,” used on page 45, does not appear to be defined. Please revise.
Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 45 to define Enhanced Return Funding Program Agreement.

4.We note your disclosure on page 45 that “[i]f the Advisor performs services for us outside the scope of the advisory agreement, we are obligated to separately pay for such additional services.” We also note your disclosure on page 48 that the Company pays Ashford Inc. a Cash Management Fee. Provide the disclosure required by Item 404(a)(3) of Regulation S-K with respect to such transactions. Refer to Item 7(b) of Schedule 14A.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 to disclose that the Company paid the Advisor a Cash Management Fee of $117,000 in 2023.

General Information, page 53
5.Disclosure on page 54 states that "[i]n a contested election a plurality voting standard applies... ." Revise throughout to clarify that a plurality voting standard applies to the election of directors at the Annual Meeting, or advise. Please also remove from the proxy card the option to vote “against” on the election of directors and instead provide a means for shareholders to withhold authority to vote for each nominee, in accordance with Rule 14a-4(b)(4). Alternatively, please advise us as to why you believe the voting options on the proxy card are appropriate.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout to clarify that a plurality voting standard will apply to the election of directors at the Annual Meeting. Additionally, we have revised the proxy card to remove the option to vote “against” on the election of directors and instead have provided shareholders the means to withhold authority to vote for each nominee.

Securities and Exchange Commission
April 11, 2024

6.Disclosure on page 54 indicates that “[t]he ratification of the appointment of BDO USA, P.C. as our independent auditor (Proposal 3) is a routine item,” and “banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.” However, it is our understanding that exchange rules do not permit discretionary voting by brokers or other nominees on any matter in a contested solicitation to the extent that such brokers or nominees receive soliciting materials from a soliciting party contesting the registrant's solicitation. Please revise or advise.
Response: The Company respectfully acknowledges the Staff’s comment and has revised our disclosure on page 54 to provide that brokers will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting if shareholders receive solicitating materials from or on behalf of both the Company and Blackwells.

Securities and Exchange Commission
April 11, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Gregory P. Patti, Jr. at (212) 504-6780 or Erica L. Hogan at (212) 504-6645 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.
Sincerely,

Gregory P. Patti, Jr.
Erica L. Hogan
Via E-mail:
cc:    Richard J. Stockton, Chief Executive Officer of Braemar Hotels & Resorts Inc.
    Alex Rose, Executive Vice President, General Counsel and Secretary of Braemar Hotels & Resorts Inc.